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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13D-101)

                              KEY3MEDIA GROUP, INC.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   -----------
                                 (CUSIP Number)

                                Deirdre M. McCoy
                              Triax Holdings Ltd.
                       Charlotte House, Charlotte Street
                                P.O. Box N 9204
                                Nassau, Bahamas
                                  242-345-1033

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 20, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                               13D                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Triax Holdings Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Bahamas
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             36,700,190
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        36,700,190
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        36,700,190
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        53.55%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No.                               13D                    Page 3 of 6 Pages

--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Key3Media Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036.

ITEM 2.    IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Triax Holdings Ltd. (the "Reporting Person"). The Reporting Person is organized in the Bahamas and its principal business is investing for its own account in equity securities issued by corporations organized in, or with securities trading in, the international equities markets (the United States of America, Canada, Europe or Asia). The principal offices of the Reporting Person are located at Charlotte House, Charlotte Street, P.O. Box N 9204 Nassau, Bahamas. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate amount of funds used in acquiring the 36,700,190 shares of Common Stock referred to in Item 5 was $2.00. The source of funds used to purchase the shares of Common Stock was from working capital.

ITEM 4.    PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the shares of Common Stock was investment in the issuer.

     Unless otherwise set forth herein, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

CUSIP No.                               13D                    Page 4 of 6 Pages

--------------------------------------------------------------------------------

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) Amount beneficially owned: 36,700,190 shares of Common Stock, comprising 53.55% of the outstanding shares of Common Stock.

     (b) The Reporting Person has the sole power to vote or to dispose of 36,700,190 shares of Common Stock.

     (c) On December 20, 2002, SOFTBANK America Inc., a Delaware Corporation ("SBA"), entered into a Stock Purchase Agreement (the "SBA/Triax Stock Purchase Agreement") with the Reporting Person pursuant to which SBA sold 36,399,868 shares of Common Stock to the Reporting Person for an aggregate sale price of $1.00. On December 20, 2002, SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), entered into a Stock Purchase Agreement (the "SBH/Triax Stock Purchase Agreement") with the Reporting Person pursuant to which SBH sold 322 shares of Common Stock to the Reporting Person for an aggregate sale price of $1.00.

     (d) The Reporting Person currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 36,700,190 shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the SBA/Triax Stock Purchase Agreement, the Reporting Person has agreed that it will not sell or dispose of the shares of Common Stock subject to the SBA/Triax Stock Purchase Agreement during the period beginning on the date of the closing of the transaction and ending one year thereafter.

     Pursuant to the SBH/Triax Stock Purchase Agreement, the Reporting Person has agreed that it will not sell or dispose of the shares of Common Stock subject to the SBH/Triax Stock Purchase Agreement during the period beginning on the date of the closing of the transaction and ending one year thereafter.

     The foregoing references to, and descriptions of, the SBA/Triax Stock Purchase Agreement and the SBH/Triax Stock Purchase Agreement are qualified in their entirety by the complete text of such agreements. Such agreements are incorporated by reference herein and are attached hereto as Exhibits 99.1 and 99.2.

     Other than as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1: Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK America Inc. and Triax Holdings Ltd. (incorporated by reference to Exhibit 99.1 of Schedule 13D filed on December 23, 2002 by SOFTBANK Holdings Inc. and certain other parties relating to the common stock of Key3Media Group, Inc.).

     Exhibit 99.2: Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK Holdings Inc. and Triax Holdings Ltd. (incorporated by reference to Exhibit 99.2 of Schedule 13D filed on December 23, 2002 by SOFTBANK Holdings Inc. and certain other parties relating to the common stock of Key3Media Group, Inc.).

CUSIP No.                               13D                    Page 5 of 6 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 7, 2003



                                        TRIAX HOLDINGS LTD.



                                        By: /s/ Deirdre M. McCoy
                                            ------------------------------------
                                            Deirdre M. McCoy
                                            Director

CUSIP No.                               13D                    Page 6 of 6 Pages

--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

     Exhibit 99.1: Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK America Inc. and Triax Holdings Ltd. (incorporated by reference to Exhibit 99.1 of Schedule 13D filed on December 23, 2002 by SOFTBANK Holdings Inc. and certain other parties relating to the common stock of Key3Media Group, Inc.).

     Exhibit 99.2: Stock Purchase Agreement, dated December 20, 2002, by and between SOFTBANK Holdings Inc. and Triax Holdings Ltd. (incorporated by reference to Exhibit 99.2 of Schedule 13D filed on December 23, 2002 by SOFTBANK Holdings Inc. and certain other parties relating to the common stock of Key3Media Group, Inc.).